EXHIBIT 99.1

Brookfield Wealth Solutions Announces Third Quarter Results and Declares Regular Quarterly Distribution

BROOKFIELD, NEWS, Nov. 14, 2024 (GLOBE NEWSWIRE) -- Brookfield Wealth Solutions (NYSE, TSX: BNT) today announced financial results for the quarter ended September 30, 2024.

Sachin Shah, CEO, stated, “We generated strong returns in the quarter, led by $5 billion of investment redeployment at accretive risk-adjusted yields. Our investment capabilities combined with our strong retail annuities platform position us well for future growth.”

Unaudited As of and for the periods ended September 30 (US$ millions, except per share amounts)	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Total assets	$137,112	$51,177	$137,112	$51,177
Adjusted equity[1]	11,434	7,251	11,434	7,251
Distributable operating earnings[1]	370	182	947	487
Net income	65	77	671	344
Net income per each class A share	$0.08	$0.07	$0.24	$0.21
  See Non-GAAP and Performance Measures on page 6 and a reconciliation from net income and reconciliation from equity on page 5.

Highlights

  Across our full portfolio, originated approximately $4 billion in proprietary investment strategies during the quarter at returns in excess of 8%

  Generated $4 billion of annuity sales, bringing year to date total to $12 billion

  Reinsured a portion of our Life insurance business, locking in a strong return and releasing a significant amount of capital to support future growth across our business

  We entered into our first U.K. reinsurance transaction, reinsuring £1.08 billion ($1.4 billion) of pension liabilities. This transaction, through our subsidiary, American National Insurance Company, is expected to close in the coming weeks, subject to customary regulatory approvals

Operating Update

We recognized $370 million and $947 million of distributable operating earnings (“DOE”) for the three and nine months ended September 30, 2024, compared to $182 million and $487 million in the prior year periods. The increase in earnings for the current period reflects contributions from our recent acquisitions, notably the first full quarter of ownership of AEL. Additionally, our results reflect strong annuity sales and higher spread earnings on our existing business, driven by higher net investment income resulting from progress made in repositioning assets into higher yielding investment strategies.

We recorded net income of $65 million and $671 million for the three and nine months ended September 30, 2024, compared to net income of $77 million and $344 million in the prior year periods. Net income in the current period is the result of strong operating performance and contributions from our DOE, as well as unrealized mark-to-market gains on equity securities, partially offset by unfavorable movements on reserves due to interest rate and equity market volatility in the quarter.

Today, we are in a strong liquidity position across the portfolio, with approximately $31 billion of cash and short-term liquid investments across our investment portfolios, and another $21 billion of long-term liquid investments. These liquid assets will support the ongoing rotation of our investment portfolio into higher yielding investment strategies, while ensuring we have sufficient liquidity coverage for our liabilities in the case of any stress events impacting the broader market.

Regular Distribution Declaration

The Board declared a quarterly return of capital of $0.08 per class A share and class B share, payable on December 31, 2024 to shareholders of record as at the close of business on December 16, 2024. This distribution is identical in amount per share and has the same payment date as the quarterly distribution announced today by Brookfield Corporation on the Brookfield class A shares.

Brookfield Corporation Operating Results

An investment in class A shares of our company is intended to be, as nearly as practicable, functionally and economically, equivalent to an investment in the Brookfield class A shares. A summary of Brookfield Corporation’s third quarter operating results is provided below:

Unaudited As of and for the periods ended September 30 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2024	2023	2024	2023
Net income of consolidated business[1]	$1,518	$35	$4,886	$2,015
Net income attributable to Brookfield shareholders[2]	64	230	908	115
Distributable earnings before realizations[2,3,4]	1,259	1,056	4,582	4,049
Per Brookfield class A share[2,3,4]	0.80	0.67	2.90	2.54
Distributable earnings[2,3]	1,325	1,150	5,980	4,992
Per Brookfield class A share[2,3]	0.84	0.73	3.78	3.13
  Consolidated basis – includes amounts attributable to non-controlling interests.
  Excludes amounts attributable to non-controlling interests.
  See Reconciliation of Net Income to Distributable Earnings on page 5 and Non-IFRS and Performance Measures section on page 8 of Brookfield Corporation’s press release dated November 14, 2024.
  Distributable earnings before realizations, including per share amounts, for the twelve months ended September 30, 2023 were adjusted for the special distribution of 25% of Brookfield’s asset management business on December 9, 2022. Prior to the adjustment, distributable earnings before realizations were $4.2 billion for the twelve months ended September 30, 2023.

Brookfield Corporation net income above is presented under IFRS. Given the economic equivalence, we expect that the market price of the class A shares of our company will be impacted significantly by the market price of the Brookfield class A shares and the business performance of Brookfield as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review Brookfield’s letter to shareholders, supplemental information and its other continuous disclosure filings. Investors, analysts and other interested parties can access Brookfield Corporation’s disclosure on its website under the Reports & Filings section at bn.brookfield.com.

CONSOLIDATED BALANCE SHEETS

Unaudited		September 30		December 31
(US$ millions)		2024		2023
Assets

Insurance invested assets
Cash and cash equivalents	$14,627		$4,308
Investments	88,247		39,838
Reinsurance funds withheld	1,532		7,248
Accrued investment income	784	105,190	280	51,674
Reinsurance recoverables and deposit assets		13,229		3,388
		118,419		55,062

Deferred policy acquisition costs		10,495		2,468
Deferred tax asset		952		432
Other assets		7,246		1,781
Total assets		137,112		61,643

Liabilities and equity

Policy and contract claims		7,696		7,288
Future policy benefits		11,057		9,813
Policyholders’ account balances		82,413		24,939
Deposit liabilities		1,525		1,577
Market risk benefits		3,725		89
Unearned premium reserve		2,003		2,056
		108,419		45,762

Corporate borrowings		1,847		1,706
Subsidiary borrowings		3,330		1,863
Funds withheld for reinsurance liabilities		3,534		83
Other liabilities		7,029		1,118

Junior preferred shares		2,779		2,694
Non-controlling interest	849		146
Class A and class B	1,592		1,591
Class C	7,733	10,174	4,418	6,155
Total liabilities and equity		$137,112		$61,643

CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited For the periods ended September 30 US$ millions	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Net premiums and other policy revenue	$1,382	$1,019	$4,741	$3,118
Net investment income, including funds withheld	1,283	525	3,115	1,500
Net investment gains (losses), including funds withheld	304	(10)	500	65
Total revenues	2,969	1,534	8,356	4,683

Benefits and claims paid on insurance contracts	(1,230)	(870)	(4,159)	(2,745)
Interest sensitive contract benefits	(557)	(89)	(1,164)	(332)
Amortization of deferred policy acquisition costs	(366)	(120)	(867)	(452)
Changes in fair value of insurance-related derivatives and embedded derivatives	(219)	(130)	(162)	(169)
Changes in fair value of market risk benefits	(207)	73	(406)	81
Other reinsurance expenses	(6)	(52)	(20)	(16)
Operating expenses	(330)	(218)	(1,024)	(533)
Interest expense	(99)	(61)	(266)	(181)
Total benefits and expenses	(3,014)	(1,467)	(8,068)	(4,347)
Net income before income taxes	(45)	67	288	336
Income tax recovery (expense)	110	10	383	8
Net income for the period	$65	$77	$671	$344

Attributable to:
Class A and class B shareholders[1]	$4	$1	$10	$3
Class C shareholder	48	75	641	338
Non-controlling interest	13	1	20	3
	$65	$77	$671	$344
  Class A shares receive distributions at the same amount per share as the cash dividends paid on each Brookfield class A share.

SUMMARIZED FINANCIAL RESULTS RECONCILIATION OF NET INCOME TO DISTRIBUTABLE OPERATING EARNINGS
Unaudited For the periods ended September 30 US$ millions	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Net income	$65	$77	$671	$344
Unrealized net investment (gains) losses, including funds withheld	(304)	10	(500)	(65)
Mark-to-market on insurance contracts and other net assets	666	96	956	192
	427	183	1,127	471
Deferred income tax recovery	(127)	(31)	(455)	(33)
Transaction costs	32	7	181	16
Depreciation	38	23	94	33
Distributable operating earnings[1]	$370	$182	$947	$487

RECONCILIATION OF EQUITY TO ADJUSTED EQUITY
Unaudited As of September 30 US$ millions	2024	2023
Equity	$10,174	$4,143
Add:
Accumulated other comprehensive (income) loss	(1,519)	445
Junior preferred shares	2,779	2,663
Adjusted equity[1]	$11,434	$7,251
  Non-GAAP measure - see Non-GAAP and Performance Measures on page 6.

Additional Information

Brookfield Wealth Solutions was established on December 10, 2020 by Brookfield Corporation and on June 28, 2021 Brookfield Corporation completed the spin-off of the company, which was effected by way of a special dividend, to holders of Brookfield Corporation's class A and class B shares. The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter ended September 30, 2024, which have been prepared using generally accepted accounting principles in the United States of America (“US GAAP” or “GAAP”).

Brookfield Wealth Solutions’ Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our distributions can be found on our website under Stock & Distributions/Distribution History.

Brookfield Wealth Solutions Ltd. (NYSE, TSX: BNT) is a leading wealth solutions provider, focused on securing the financial futures of individuals and institutions through a range of wealth protection and retirement services, and tailored capital solutions. Each class A exchangeable limited voting share of Brookfield Wealth Solutions is exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Corporation (NYSE, TSX: BN). For more information, please visit our website at bnt.brookfield.com or contact:

Communications & Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Rachel Schneider Tel: (416) 369-3358 Email: rachel.schneider@brookfield.com

Non-GAAP and Performance Measures

This news release and accompanying financial statements are based on US GAAP, unless otherwise noted.

We make reference to Distributable operating earnings. We define distributable operating earnings as net income after applicable taxes excluding the impact of depreciation and amortization, deferred income taxes related to basis and other changes, and breakage and transaction costs, as well as certain investment and insurance reserve gains and losses, including gains and losses related to asset and liability matching strategies, non-operating adjustments related to changes in cash flow assumptions for future policy benefits, and change in market risk benefits, and is inclusive of returns on equity invested in certain variable interest entities and our share of adjusted earnings from our investments in certain associates. Distributable operating earnings is a measure of operating performance. We use distributable operating earnings to assess our operating results. We also make reference to Adjusted equity. Adjusted equity represents the total economic equity of our Company through our class A, B and C shares, excluding Accumulated other comprehensive income, and the junior preferred shares issued by our Company. We use adjusted equity to assess our return on our equity.

We provide additional information on key terms and non-GAAP measures in our filings available at bnt.brookfield.com.

Notice to Readers

Brookfield Wealth Solutions Ltd. (“Brookfield Wealth Solutions” or “our” or “we”) is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws, “forward-looking statements” within the meaning of Canadian provincial securities laws, “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, assumptions and expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of Brookfield Wealth Solutions, Brookfield Corporation and their respective subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods. Particularly, statements regarding the international pension risk transfer reinsurance transaction, including receipt of regulatory approvals and closing of such transaction and the impact of the transaction on Brookfield Wealth Solutions and its subsidiaries, future capital markets initiatives, including statements relating to the redeployment of capital into higher yielding investments and Brookfield Wealth Solution’s balance sheet initiatives constitute forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “foresees,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, the forward-looking statements contained in this news release include statements referring to the future state of the economy or the securities market, and expected future deployment of capital and financial earnings. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable estimates, assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Wealth Solutions or Brookfield Corporation to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates and heightened inflationary pressures; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions and dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations and sanctions; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, including but not limited to, earthquakes, hurricanes, epidemics and pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, Brookfield Wealth Solutions undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein, that targeted returns, growth objectives, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved (because of economic conditions, the availability of investment opportunities or otherwise).

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield Wealth Solutions believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield Wealth Solutions does not make any assurance, representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties, and undue reliance should not be put on them.